Exhibit 3.9

AMENDMENT TO BY-LAWS OF RESPIRONICS, INC.

(Adopted by Board of Directors on October 1, 2003)

Article III, Sections 3.01 and 3.03 of the By-laws are hereby amended to read as follows:

Section 3.01. Officers. The officers of the Corporation shall be the President, one or more Vice Presidents, a Secretary and a Treasurer, and may include a Chairman and a Vice Chairman of the Board, as the Board of Directors may from time to time determine, all of whom shall be elected by the Board of Directors or, to the extent hereinafter provided, appointed by the President. Except for officers who would be deemed to be “Executive Officers” under applicable SEC rules, the President may appoint officers of the Corporation from time to time, notifying members of the Board of all such appointments not later than the next succeeding regular Board meeting. Any action taken by the President to appoint officers may be superseded by subsequent action of the Board of Directors. Any two or more offices may be held by the same person. Each officer shall hold office until the next succeeding annual meeting of the Board of Directors and thereafter until his successor is duly elected or appointed and qualified, or until his earlier death, resignation or removal.

Section 3.03. The Chairman and Vice Chairman. If there shall be a Chairman of the Board, he shall be elected from among the directors, shall preside at all meetings of the stockholders and of the Board, and shall have such other powers and duties as from time to time may be prescribed by the Board. If there shall be a Vice Chairman of the Board, he shall be elected from among the directors and have such powers and duties as may from time to time be prescribed by the Board. In the absence of the Chairman, the powers and duties of the Chairman shall be performed by such other director as the Board may determine.